Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Source: Pasqal Holding SAS

August 25, 2026 08:00 ET

Pasqal Welcomes Kingdom of Saudi Arabia Ministerial Delegation to French Headquarters

Minister of Communications and Information Technology Abdullah Alswaha, Prince Abdulaziz Bin Turki Bin Talal, CST Governor Haytham AlOhali and HUMAIN EVP of AI Infrastructure and Cloud Saeed AlDobas toured Pasqal’s quantum computer production line in France. The visit highlights growing France–Saudi cooperation in advanced technologies, following Pasqal’s deployment of Saudi Arabia’s first quantum computer.

PARIS, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Pasqal, a global provider of neutral-atom quantum computers, today welcomed a delegation of senior leaders from the Kingdom of Saudi Arabia (the “Kingdom”), led by His Excellency Engineer Abdullah Alswaha, Minister of Communications and Information Technology, at its French headquarters and quantum computer production site.

The delegation brought together His Excellency Engineer Abdullah Alswaha, Minister of Communications and Information Technology; His Royal Highness Prince Abdulaziz Bin Turki Bin Talal; His Excellency Engineer Haytham AlOhali, Governor of the Communications, Space and Technology Commission (CST); and Saeed AlDobas, Executive Vice President of AI Infrastructure and Cloud at HUMAIN.

During the visit, the delegation observed a quantum processing unit and a live demonstration of atom-by-atom rearrangement, the technique Pasqal uses to build and reconfigure the atomic registers at the core of its neutral-atom quantum computers. The delegation also toured the manufacturing line where Pasqal assembles, calibrates and tests the systems it ships to customers, and visited the company’s engineering offices.

The visit comes on the heels of two initiatives involving Pasqal and the Kingdom: the inauguration of the Kingdom’s first quantum computer at Aramco’s data center earlier this year, and a recently announced agreement with Eleven Ventures to establish a commercial joint venture to scale quantum computing across the Kingdom and the broader MENA region. Both sit within the Kingdom’s Vision 2030 agenda, which places advanced computing among its national technology priorities.

“We build our quantum computers in France on our own production line, and we deliver them to our customers across Europe, the Middle East, Asia and North America” said Wasiq Bokhari, Chief Executive Officer of Pasqal. “That is what the delegation came to see: quantum computing moving from the laboratory to industrial deployment. It is not something you can show on a slide.”

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs approximately 300 people and serves over 25 clients and partners, including Saudi Aramco, LG Electronics, Crédit Agricole CIB, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total private funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed Business Combination between Bleichroeder and Pasqal, and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement entered into in connection to the Business Combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the Business Combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the Business Combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; the ability to achieve dual listing on Euronext N.V. Paris following the Business Combination; costs related to the Business Combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed Business Combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the Business Combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2, a société anonyme formed under the laws of the Republic of France and Pasqal jointly filed a registration statement on Form F-4 with the SEC, which was declared effective by the SEC on August 5, 2026 (as subsequently amended, the “Registration Statement”), and which includes a definitive proxy statement/prospectus, and any corresponding supplements filed with the SEC. The definitive proxy statement/prospectus, including any supplements thereto, and certain other related documents have been mailed to Bleichroeder shareholders as of August 4, 2026, the record date established for voting on the proposed transaction, in connection with Bleichroeder’s solicitation for proxies for the vote by Bleichroeder’s shareholders in connection with the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus, including any supplements thereto, or any other document that Bleichroeder has sent to its shareholders in connection with the Business Combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Shareholders of Bleichroeder will be able to obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the Business Combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus, including any supplements thereto, when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement and the proxy statement/prospectus, including any supplements thereto, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ab3bd13e-bb9e-4be3-bb3c- 70e98c870f88

Attachments:

His Royal Highness Prince Abdulaziz Bin Turki Bin Talal, His Excellency Engineer Abdullah Alswaha, Minister of Communications and Information Technology of the Kingdom of Saudi Arabia, and Wasiq Bokhari, CEO of Pasqal, are shown during a tour of Pasqal’s French headquarters.